HOGAN & HARTSON
L.L.P.

03 OCT -9 AM 7:21

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

October 7, 2003

03032645

<u>BY HAND</u>

PROCESSED
OCT 29 2003
THOMSON FINANCIAL
SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: <u>Commission File No. 82-3771</u>

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Quarterly Report – June 20, 2003 Quarter

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

INFORMATIVO TRIMESTRAL - 2º TRIMESTRE DE 2003

QUARTERLY REPORT - 2ND QUARTER, 2003

BELGO
Grupo Arcelor



Excelência em aço. Ética nas ações

Sumário do Desempenho dos Primeiros Semestres de 2003 e de 2002

Performance Summary for the First Six Months of 2003 and 2002

SETOR DE SIDERURGIA

Volume de produção de laminados com aumento de 2,1% em relação ao primeiro semestre de 2002

Vendas no mercado interno	- 7,2%, principalmente impactadas pelo segmento da construção civil
Vendas no mercado externo	+ 9,8%
Vendas totais	- 3,3%

CONTROLADORA

EBITDA de R$ 293,6 milhões, 26,6% acima dos R$ 231,9 milhões do 1º semestre de 2002.

Lucro líquido de R$ 268,2 milhões superior ao do primeiro semestre de 2002, de R$ 146,5 milhões, que registrou forte efeito positivo da marcação a mercado.

Investimentos realizados de R$ 83,3 milhões no trimestre, principalmente na expansão da capacidade produtiva. No total do 1º semestre, os investimentos alcançaram R$ 142,8 milhões, excluindo o aumento de capital na BMP/BMPS.

Produtividade: 937 t/homem/hora, 1,7% superior às 906 t/homem/hora obtidas no mesmo período do ano anterior.

DESTAQUES DO SEMESTRE

ACINDAR: A Empresa continua o seu plano de reestruturação e apresenta bons resultados operacionais, favorecida pelo volume das vendas internas e externas, com margens satisfatórias. A renegociação da dívida, em curso, entra na sua fase final.

BMP Siderurgia S/A: Foi exercida a opção de compra da MJS e a razão social passou a ser BMP Siderurgia S.A., "BMPS". A partir de julho/2003 a BMPS operará as Usinas de Vitória e Piracicaba, além de já estar operando a Usina de Juiz de Fora desde 1º de junho de 2003.

Resultado Consolidado: O lucro líquido consolidado após participação dos não controladores, no 1º semestre de 2003, alcançou R$373,2 milhões (+ 155,6%) refletindo, principalmente, um crédito tributário de R$ 99 milhões, decorrente da reestruturação societária realizada no Setor de Siderurgia e que não representa ganhos imediatos de caixa.

STEEL SECTOR

Rolled products production volume up 2.1% over the first six months of 2002

Domestic sales	*- 7.2%, due mainly to the civil construction segment*
Exports	*+ 9.8%*
Total sales	*- 3.3%*

PARENT COMPANY

EBITDA of R$ 293.6 million, *26.6% higher than the R$ 231.9 million for the first six months of 2002.*

Net profits of R$ 268.2 million *higher than the R$ 146.5 million posted for first six months of 2002, with a strong positive reaction to market marking.*

Investments of R$ 83.3 million *during the quarter, allocated mainly to the expansion of production capacity. During the first six months of the year, investments topped R$ 142.8 million, excluding the capital increase at BMP/BMPS.*

Productivity: *937 tons/man/hour, 1.7% higher than the 906 tons/man/hour posted for the same period the previous year.*

HIGHLIGHTS OF THE HALF-YEAR

ACINDAR: *Still forging ahead with its restructuring plan, the Company is posting good operating earnings, underpinned by domestic and export sales volumes with satisfactory margins. The renegotiation of its debt is entering the final stage.*

BMP Siderurgia S/A: *The purchase option for MJS was exercised and its name was changed to BMP Siderurgia S.A., "BMPS". In charge of the Vitória and Piracicaba mills from July 2003 onwards, BMPS has been running the Juiz de Fora mill since June 1, 2003.*

Consolidated Earnings: *The consolidated net profits for the first six months of 2003 reached R$ 373.2 million (up 155.6%), due largely to tax credits of R$ 99 million arising from the corporate restructuring of the Steel Sector. Those credits do not represent immediate cash gains.*

Comentário do Desempenho dos Semestres de 2003 e 2002

Comments on Performance for the First Six Months of 2003 and 2002

A Empresa apresenta a análise do desempenho operacional e financeiro dos primeiros semestres de 2003 e 2002 e do segundo trimestre comparado ao primeiro trimestre do ano corrente.

The Company presents an analysis of its operating and financial performance during the six months of 2003 and 2002, as well as for the second quarter compared to the first quarter of the current year.

PRODUÇÃO E VENDAS DAS EMPRESAS BELGO

PRODUCTION AND SALES BY BELGO COMPANIES

Os volumes e as variações da produção estão assim demonstrados por setores e produtos:

Production volumes and variations are given by sectors and products:

Quadro1 - Produção das Empresas Belgo (Unid. 10^3 t) ***Table1 - Output: Belgo Companies (Unit. 10^3 tons)***

	2003 1º T	2003 2º T	Δ %	2002 1º S	2003 1º S	Δ %
SETOR DE SIDERURGIA - *STEEL SECTOR*						
AÇO BRUTO - *CRUDE STEEL*						
. Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills)*	487,1	508,6	4,4	993,0	995,7	0,3
. BMP/BMPS (Usina de Juiz de Fora) - *BMP / BMPS (Juiz de Fora Mill)*	222,4	206,5	(7,1)	396,0	428,8	8,3
Total	**709,5**	**715,1**	**0,8**	**1.389,0**	**1.424,6**	**2,6**
LAMINADOS - *ROLLED PRODUCTS*						
. Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills) and Itaúna*	453,4	465,4	2,6	950,4	918,8	(3,3)
. BMP/BMPS (Usina de Juiz de Fora) - *BMP / BMPS (Juiz de Fora Mill)*	223,2	205,2	(8,1)	369,4	428,4	16,0
Total	**676,6**	**670,6**	**(0,9)**	**1.319,8**	**1.347,2**	**2,1**
SETOR DE TREFILARIAS - *WIRES SECTOR*						
. BMB / BBA / JOSSAN	151,0	144,5	(4,3)	297,6	295,5	(0,7)

A atividade econômica vem apresentando sinais de estagnação a partir do 2º trimestre de 2003.

Economic activities slowed down during the second quarter of 2003.

Acreditamos que, a partir do 3º trimestre, à luz da recente valorização da moeda e da queda na inflação, será possível a decisão de cortes na taxa de juros o que, em associação a outras políticas monetárias e econômicas, poderá reativar a atividade econômica no final de 2003 ou início de 2004.

However, we believe that the third quarter will see an improvement, spurred by the recent rise in the value of the Real and dropping inflation that may well usher in lower interest rates. Together with other monetary and economic policy measures, this might well kick-start the Brazilian economy by year-end 2003 or early 2004.

Observa-se na Belgo, no primeiro semestre de 2003, um aumento na produção de aço bruto e de laminados de 2,6% e de 2,1%, respectivamente, e de relativa estabilidade na produção de trefilados.

During the first six months of 2003, Belgo boosted its output of crude steel and rolled products by 2.6% and 2.1% respectively, with wire products remaining relatively stable.

Os volumes e as variações das vendas de laminados e trefilados estão assim distribuídos :

The sales volumes and variations for rolled products and wires are distributed as follows:

Quadro 2 - Vendas Empresas Belgo (Unid. 10^3 t) ***Table 2 - Sales Belgo Companies (Unit. 10^3 tons)***

	2003 1º T	2003 2º T	Δ %	2002 1º S	2003 1º S	Δ %
MERCADO INTERNO - *DOMESTIC MARKET*						
Setor de Siderurgia (*) - *Steel Sector (*)*						
. Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills) and Itaúna*	330,5	324,4	(1,8)	721,0	654,9	(9,2)
. BMP/BMPS (Usina de Juiz de Fora) - *BMP /BMPS (Juiz de Fora Mill)*	168,4	119,1	(29,3)	295,0	287,5	(2,5)
Total	**498,9**	**443,5**	**(11,1)**	**1.016,0**	**942,4**	**(7,2)**
Setor de Trefilarias - *Wires Sector*						
. BBA / BMB / JOSSAN	124,8	118,8	(4,8)	251,9	243,6	(3,3)
MERCADO EXTERNO - *EXPORTS*						
Setor de Siderurgia - *Steel Sector*						
. Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills)*	101,0	153,2	51,7	243,0	254,2	4,6
. BMP/BMPS (Usina de Juiz de Fora) - *BMP (Juiz de Fora Mill)*	31,3	49,1	56,9	61,7	80,4	30,3
Total	**132,3**	**202,3**	**52,9**	**304,7**	**334,6**	**9,8**
Setor de Trefilarias - *Wires Sector*						
. BBA / BMB / JOSSAN	24,6	22,1	(10,2)	25,7	46,7	81,7
Venda Total do Setor de Siderurgia - *Total Sales - Steel Sector*	**631,2**	**645,8**	**2,3**	**1.320,7**	**1.277,0**	**(3,3)**
Venda Total do Setor de Trefilarias - *Total Sales - Wires Sector*	**149,4**	**140,9**	**(5,7)**	**277,6**	**290,3**	**4,6**

(*) Inclui vendas para empresas de trefilarias. *(*) Includes sales to wires companies.*

A demanda interna de laminados longos, registrada pelo IBS - Instituto Brasileiro de Siderurgia, acusa uma retração da ordem de 8%. O volume de vendas da Belgo no mercado interno, em linha com as estatísticas do IBS, registra reduções de 7,2% no Setor de Siderurgia e de 3,3% no Setor de Trefilaria.

According to the Brazilian Steel Institute (IBS - Instituto Brasileiro de Siderurgia), domestic demands for long rolled products dropped by some 8%, followed closely by Belgo domestic sales volumes, which fell by 7.2% in the Steel Sector and 3.3% in the Wires Sector.

A retração da demanda está diretamente associada à atual conjuntura econômica que reflete o menor nível de atividade, especialmente no segmento da construção civil. O Setor de Siderurgia compensou esta situação com um expressivo crescimento de 52,9% nas exportações de laminados comuns e especiais em relação ao primeiro trimestre de 2003.

Shrinking demands are linked directly to the current economic context, reflecting lower levels of activity, particularly in the civil construction segment. The Steel Sector offset this situation through a significant increase in exports of regular and special rolled products, up of 52.9% over the first quarter of 2003.

A Belgo, aproveitando o período de menor demanda, está promovendo paradas preventivas e programadas de manutenção em algumas unidades, preparando-se estrategicamente para uma eventual retomada do crescimento econômico.

Making good use of this slack period, Belgo is organizing preventive and scheduled maintenance halts at some plants, strategically gearing up for a future return to economic growth.

Resultados da Controladora

Earnings - Parent Company

No quadro abaixo apresentamos os destaques financeiros e alguns indicadores da Controladora.

The Table below presents the Financial Highlights and some indicators for the Parent Company.

Quadro 3 - Destaques Financeiros da Controladora — ***Table 3 - Financial Highlight - Parent Company***

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	Δ %	2002 1º S	2003 1º S	Δ %
Receita Bruta - *Gross Revenues*	631,2	697,1	10,4	979,0	1.328,3	35,7
Receita Líquida - *Net Revenues*	**477,6**	**534,8**	**12,0**	**751,2**	**1.012,4**	**34,8**
Mercado interno - *Domestic market*	389,8	418,5	7,4	623,9	808,3	29,6
Mercado externo - *Exports*	87,8	116,3	32,5	127,3	204,1	60,3
Lucro Operacional (EBIT) - *Operating Profits (EBIT)*	**122,1**	**131,1**	**7,4**	**193,2**	**253,2**	**31,1**
Receitas (despesas) financeiras - *Financial revenues (expenditures)*	42,6	10,2	(76,1)	(42,3)	52,8	
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	3,8	(4,7)		15,0	(0,9)	
Equivalência patrimonial - *Equity earnings*	57,7	35,8	(38,0)	63,5	93,5	47,2
Receitas (despesas) não operacionais - *Non-operating revenues (expenditures)*	(11,3)	(11,6)	2,7	(34,0)	(22,9)	(32,6)
Lucro Líquido - *Net profit*	**158,6**	**109,6**	**(30,9)**	**146,5**	**268,2**	**83,1**
Geração de Caixa (EBITDA) - *Cash Flow Generation (EBITDA)*	**141,8**	**151,8**	**7,1**	**231,9**	**293,6**	**26,6**
Investimentos - *Investments*	59,5	83,3	40,0	58,8	142,8	142,9
Aumento (redução) capital de giro operacional *Increase (reduction) in operating working capital*	2,2	(177,4)		(50,0)	(175,2)	250,4
Endividamento líquido - *Net debt*	193,4	206,7	6,9	321,9	206,7	(35,8)
Disponível - *Cash on hand & banks*	373,0	253,6	(32,0)	405,8	253,6	(37,5)
Patrimônio Líquido - *Net equity*	2.449,2	2.566,7	4,8	2.152,3	2.566,7	19,3
Ativo total - *Total assets*	3.774,3	3.703,9	(2,1)	3.527,2	3.703,9	4,8
ROCE (%) - *ROCE (%)*	28,0	24,7		21,2	26,3	
ROE (%) - *ROE (%)*	26,8	17,5		14,1	22,1	
Em R$ por Lote de 1.000 Ações - *R$ per 1,000 Shares*						
Lucro Líquido - *Net profit*	22,39	15,47	(30,9)	21,66	37,86	74,8
Patrimônio Líquido - *Net equity*	345,73	362,31	4,8	318,27	362,32	13,8
Nº de empregados - *Employees*	2.932	2.944	0,4	2.917	2.944	0,9

A receita líquida mostra um crescimento de 12% em relação ao primeiro trimestre e de 34,8% quando comparada ao mesmo semestre do ano anterior.

Net revenues rose by 12% over the first quarter, up 34.8% compared to the same six months the previous year.

Destaca-se um expressivo aumento das receitas de exportação apuradas nos trimestres e semestres comparados.

Export revenues rose significantly during the quarters and half-years under comparison.

A geração de caixa EBITDA na Controladora foi de R$ 293,6 milhões no semestre e de R$ 151,8 milhões no 2º trimestre, mostrando um aumento de 26,6% e de 7,1%, respectivamente.

The cash flow generation (EBITDA) for the Parent Company reached R$ 293.6 million for the half-year and R$ 151.8 million during the second quarter, up 26.6% and 7.1% respectively.

A margem EBITDA corresponde no semestre a 29,0% e de 28,4% no 2º trimestre.

The EBITDA margin was 29.0% for the half-year and 28.4% for the second quarter.

As receitas financeiras no 2º trimestre reduziram-se sensivelmente em relação ao trimestre anterior devido à reversão das perdas da marcação a mercado ter sido maior no 1º trimestre. No acumulado dos 1ºs semestres tivemos uma receita financeira de R$ 52,8 milhões em 2003 contra uma despesa financeira de R$ 42,3 milhões no ano anterior, também impactadas pelas perdas da marcação a mercado no 1º semestre do ano anterior e pelas reversões em 2003.

A equivalência patrimonial apresentou, no 2º trimestre, menor contribuição para o resultado da Controladora, registrando, entretanto, um aumento de 47,2% quando comparados os primeiros semestres de 2003 e 2002.

O lucro líquido trimestral foi afetado, portanto, pela razão acima, mas registra forte crescimento de 83,1% em relação ao 1º semestre de 2002.

O Plano de Investimentos apresenta-se em linha com o orçado, e totalizou R$ 142,8 milhões no semestre, sendo a maior parcela relativa à ampliação da Usina de Piracicaba. Para efeito de Investimentos neste destaque financeiro, excluímos todos os valores capitalizados, no 2º trimestre de 2003, na BMP e BMPS, ligados à reestruturação do Setor de Siderurgia.

Financial revenues dropped appreciably during the second quarter compared to the previous three months, due to the reversal of higher market marking losses for the First quarter. The accumulated figures for the first six months show financial revenues of R$ 52.8 million in 2003 with financial outlays of R$ 42.3 million the previous year, also affected by market marking losses during the first six months of the previous year and the reversals in 2003.

Equity earnings for the second quarter posted lower contributions to the Parent Company earnings, although 47.2% higher than the figures for the first half year in 2003 and 2002.

Although also affected by the above-mentioned factors, the quarterly net profits posted vigorous growth of 83.1% compared to the first six months of 2002.

The Investments Plan followed the budget, totaling R$ 142.8 million for the half-year, allocated mainly to the expansion of the Piracicaba Mill. For investment purposes, these Financial Highlights do not include all amounts capitalized in BMP and BMPS during the second quarter of 2003 and linked to the restructuring of the Steel Sector.

Margens da Controladora

Parent Company Margins

No ano anterior e nos 1º e 2º trimestres de 2003

For the previous year and the first and second quarters of 2003



31,2
30,6
33,9
25,8
29,7
28,4
1T02
2T
3T
4T
1T03
2T

Margem EBITDA % / *EBITDA margin %*



25,7
25,7
29,6
21,7
25,6
24,5
1T02
2T
3T
4T
1T03
2T

Margem EBIT % / *EBIT margin %*



23,3
16,1
11,5
24,5
33,2
20,5
1T02
2T*
3T**
4T
1T03
2T

Margem líquida % / *Net margin %*

Participação nos Lucros e Resultados (PLR) reclassificada como despesa operacional - Ofício circular CVM nº 01/2003

* Margem líquida reduzida no 2º trimestre de 2002 pelas provisões (R$ 15 milhões) para enventuais perdas extraordinárias (basicamente mútuo com ACINDAR) e de ajuste a valor de mercado nas aplicações (R$ 19,4 milhões).

** Margem líquida impactada no 3º trimestre de 2002 pelo ajuste a valor de mercado nas aplicações financeiras de R$ 72 milhões e pela equivalência patrimonial da BMP, onerada pelo valor adicional do arrendamento de R$ 47,3 milhões.

Share in Profits and Earnings (PLR) reclassified as operating expense - Official Circular CVM nº 01/2003

** Lower net margin during the second quarter of 2002 due to provisions (R$ 15 million) covering possible future extraordinary losses (basically the ACINDAR loan) and adjustments to market value of short-term financial investments (R$ 19.4 million).*

*** Net margin affected during the third quarter of 2002 by adjustments to market value of short-term financial investments of R$ 72 million and the BMP equity earnings, affected by the additional amount of the lease (R$ 47.3 million).*

BMP Siderurgia S.A.

• BMP Siderurgia S.A. "BMPS" é a nova razão social da ex-Mendes Júnior Siderurgia S.A. a partir de 14/03/2003, e é controlada pela Belgo que detém 99,99% do capital total da Empresa.

• A partir de 1º de abril de 2003, início do 2º trimestre, a Belgo começou a consolidar os resultados da BMPS.

• Em 1º de junho passado, a BMPS passou a operar novamente a Usina de Juiz de Fora encerrando, assim, o contrato de arrendamento daquela Usina com a BMP - Belgo-Mineira Participação Indústria e Comércio S.A.

• Também em 1º de junho foi realizada a Assembléia Geral Extraordinária da BMPS com o fim de:

1) Sanear parte dos prejuízos constantes da contabilidade da BMPS no valor de R$ 4.056 milhões contra créditos detidos pela BMP, excluindo-se créditos específicos, entre eles, o crédito garantido pela hipoteca de maior senioridade que permanece na BMP.

2) Aumentar o capital da BMPS pela BMP com créditos, bens e dinheiro incluindo o crédito decorrente da transferência dos estabelecimentos correspondentes à Usina de Juiz de Fora, à Fábrica de Telas e Treliças em São Paulo e aos respectivos Centros de Distribuição e Depósitos, no montante de R$ 369 milhões.

• Em 30 de junho de 2003 foi realizada nova Assembléia Geral Extraordinária da BMPS com a capitalização da BMPS pela Belgo de R$ 1.109 milhões assim compostos:

1) R$ 564 milhões com a transferência de ativos representados pela Usina de Piracicaba, Centros de Distribuição e créditos decorrentes da venda da Usina de Vitória e outras filiais à própria BMPS.

2) R$ 83 milhões em imóveis.

3) R$ 462 milhões em créditos decorrentes da aquisição de investimentos e créditos contra a BMU - Belgo Mineira Uruguay, que detém a participação na Acindar - Industria Argentina de Aceros.

• Em resumo, temos:

A BMPS operacionalmente ativa desde 1º de junho, com operação da Usina de Juiz de Fora e, a partir de 30 de junho, também com as Usinas de Vitória e Piracicaba, que atendem o mercado de construção civil e são todas "mini-mills", ou seja, não integradas, operando a partir de sucata e/ou gusa.

BMP Siderurgia S.A.

• BMP Siderurgia S.A. "BMPS" is the new registered corporate name of Mendes Júnior Siderurgia S.A., from March 14, 2003 onwards, now a subsidiary company of Belgo, which holds 99.99% of its total capital.

• From the start of the second quarter onwards (April 1, 2003), Belgo is consolidating the figures for BMPS.

• On June 1, BMPS took over the operations of the Juiz de Fora Mill again, terminating its lease contract with BMP - Belgo-Mineira Participação Indústria e Comércio S.A.

• The Extraordinary General Meeting of BMPS was also held on June 1 in order to:

***1)** Remedy some of the losses posted in the BMPS accounting system of R$4.056 million against credits held by BMP, excluding specific credits from this amount, among them the credit guaranteed by the most senior mortgage, which is still held by BMP.*

***2)** Increase in the BMPS capital by BMP with credits, goods and cash, including the credit arising from the transfer of the following establishments: the Juiz de Fora Mill, the Truss-frame and Mesh Plant in São Paulo and the respective Distribution Centers and Depots, totaling R$ 369 million;*

• Another Extraordinary General Meeting was held at BMPS on June 30, 2003, with R$ 1,109 million allocated by Belgo to the capitalization of BMPS as follows:

***1)** R$ 564 million through the transfer of assets consisting of the Piracicaba Mill and Distribution Centers, together with the credits arising from the sale of Vitória Mill and other establishments to BMPS;*

***2)** R$ 83 million in real estate properties.*

***3)** R$ 462 million in credits, due to purchase of investments and credits against BMU - Belgo-Mineira Uruguay, which holds a stake in Acindar - Industria Argentina de Aceros.*

• In brief:

In active operation since June 1, BMPS is running the Juiz de Fora Mill and the Vitória and Piracicaba Mills as well from June 30 onwards, all mini-mills servicing the civil construction market, not integrated and working with scrap and / or pig iron.

A partir de julho/2003 a Belgo "Controladora" passa a operar apenas o segmento dedicado à indústria, representado pela Usina integrada de João Monlevade e a Unidade de Sabará.

• A BMPS, apesar das capitalizações acima descritas e da constituição de créditos tributários de R$ 99 milhões sobre o prejuízo fiscal e a base negativa de contribuição social estimado sobre os resultados da Usina de Juiz de Fora, encerrou o semestre com o patrimônio líquido negativo de R$ 33 milhões.

• O ágio advindo das operações de capitalização da BMPS montará cerca de R$ 1.750 milhões, que deverá ser amortizado em 5 anos, com início a partir de julho 2003.

• Os créditos tributários já realizados e futuros estão embasados na Instrução CVM 371/2002.

ACINDAR Industria Argentina de Aceros S.A.

• A Acindar, favorecida pela desvalorização cambial do Peso e pelo resultado das medidas de racionalização adotadas a partir de 2001, vem operando na sua plena capacidade, com expressivo volume de vendas no mercado Argentino e nas exportações, com uma melhora sensível nos seus resultados operacionais e nos seus indicadores financeiros.

• No 2º trimestre foi realizado o leilão para compra de dívida dolarizada no montante de US$ 40 milhões onde se obteve um desconto de 30% sobre o valor de face, bem como foram quitados créditos pesificados com descontos da ordem de 32,5%.

• A renegociação da dívida financeira da Acindar com os bancos, através do Comitê de Credores, progrediu e encontra-se na fase de preparação do Acordo Preventivo Extrajudicial "APE", procedimento Argentino que uma vez homologado judicialmente obriga a todos os demais credores, independentemente de adesão ao acordo.

• Para viabilizar o acordo, a Belgo prestará apoio financeiro, a saber:

1) Troca de créditos da ordem de US$ 25 milhões por ONC's, títulos de crédito Argentinos conversíveis em ações com vencimento para 2012, remunerados com juros anuais de 3% em dinheiro e 3% em novos títulos da mesma espécie, calculados sobre o valor em dólares dos títulos.

2) Subscrição adicional de até US$ 30 milhões das mesmas ONC's em novos recursos, dos quais antecipamos, até junho, cerca de US$ 8 milhões por conta de futuros aumentos de capital.

3) Garantia de repagamento das "Senior Notes" a serem emitidas pela Acindar em substituição à dívida renegociada até o valor de US$ 48 milhões.

From July 2003 onwards, the Belgo Parent Company will operate only the industrial segment, consisting of the integrated Monlevade Mill and the Sabará Plant.

• Despite the capitalization transactions described above and the establishment of R$ 99 million in tax credits on tax losses and the negative social security levy base estimated on the earnings of the Juiz de Fora Mill, BMPS ended the half-year with negative net equity of R$ 33 million.

• The premium on the BMPS capitalization transactions will reach some R$ 1,750 million, which should be amortized in 5 years, starting in July 2003.

• The realized and future tax credits are based on CVM Instruction 371/2002.

ACINDAR Industria Argentina de Aceros S.A.

• Benefited by the devaluation of the Argentina Peso and the outcome of the rationalization measures implemented from 2001 onwards, Acindar has been operating at full capacity, with significant sales volumes on the Argentine market and exports, with significant improvement in its operating earnings and financial indicators.

• The auction disposing of US$ 40 million in dollarized debt was held during the second quarter, obtaining a 30% discount on the face value, while also settling credits in pesos at discounts of around 32.5%.

• Renegotiating the financial debt of Acindar with the banks progressed, handled through the Creditors Committee and now preparing the Extrajudicial Preventive Agreement (APE); once ratified by the Courts, this Argentine procedure is binding on all remaining creditors, regardless of whether or not they have adhered to the agreement.

• In order to ensure the feasibility of this agreement, Belgo will provide the following financial backing:

***1)** Credit swap of around US$ 25 million for stock-convertible Argentine credit papers (ONCs), maturing in 2012 and remunerated at annual interest rates of 3% in cash and 3% in new papers of the same type, calculated on the US dollar value of the papers.*

***2)** Additional subscriptions through fresh funding of up to US$ 30 million for the same stock-convertible credit papers (ONCs), with some US$ 8 million advanced by June against future capital increases.*

***3)** Guaranteed repayment of the Senior Notes to be issued by Acindar for replacing the renegotiated debt, up to US$ 48 million.*

Resultado Consolidado - Empresas Belgo

Consolidated Earnings - Belgo Companies

Com o objetivo de facilitar a análise dos resultados futuros tendo em vista a nova estrutura das Empresas Belgo, estamos apresentando os Balanços e as Demonstrações de Resultado, Consolidados e do Setor de Siderurgia, relativos ao 1º semestre.

For easier analysis of future earnings and in view of the new structure of the Belgo Companies, the Balance Sheets and the Earnings, Consolidated and Steel Sector Statements are presented for the first half of the year.

Quadro 4 - Balanço Consolidado (não revisado)

Table 4 - Consolidated Balance Sheet (not revised)

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	Δ %	2002 1º S	2003 1º S	Δ %
ATIVO - *ASSETS*	5.392,9	5.416,9	0,4	4.608,1	5.416,9	17,6
CIRCULANTE - *CURRENT ASSETS*	1.609,9	1.527,7	(5,1)	1.467,7	1.527,7	4,1
- Bancos e aplicações financeiras - *Banks and short-term financial investments*	461,0	356,8	(22,6)	496,6	356,8	(28,2)
- Mútuos ativos - *Loan assets*	4,2	25,1	497,6	12,2	25,1	105,7
- Contas a receber de clientes - *Accounts receivable - customers*	505,7	399,1	(21,1)	372,8	399,1	7,1
- Estoques - *Inventory*	504,7	581,6	15,2	417,5	581,6	39,3
- Impostos a recuperar - *Tax rebates*	102,2	137,8	34,8	115,1	137,8	19,7
- Demais contas a receber - *Other accounts receivable*	32,1	27,3	(15,0)	53,5	27,3	(49,0)
REALIZÁVEL A LONGO PRAZO - *LONG-TERM ASSETS*	1.092,8	1.143,4	4,6	700,9	1.143,4	63,1
- Impostos a recuperar - *Tax rebates*	119,0	217,9	83,1	137,7	217,9	58,2
- Mútuos ativos - *Loan assets*	35,2	34,9	(0,9)	193,0	34,9	(81,9)
- Aplicações financeiras - *Short-term financial investments*	220,8	196,3	(11,1)		196,3	
- Cauções e depósitos judiciais - *Bonds and deposits in escrow*	231,1	248,7	7,6	180,4	248,7	37,9
- Outras contas a receber - *Other accounts receivable*	486,7	445,6	(8,4)	189,8	445,6	134,8
PERMANENTE - *PERMANENT ASSETS*	2.690,2	2.745,8	2,1	2.439,5	2.745,8	12,6
- Investimentos em controladas - *Investments in subsidiary companies*	165,2	242,3	46,7	116,8	242,3	107,4
- Outros investimentos - *Other investments*	488,1	35,2	(92,8)	333,0	35,2	(89,4)
- Imobilizado - *Property, plant & equipment*	1.973,5	2.427,3	23,0	1.926,6	2.427,3	26,0
- Diferido - *Deferred*	63,4	41,0	(35,3)	63,1	41,0	(35,0)
PASSIVO - *LIABILITIES*	5.392,9	5.416,9	0,4	4.608,1	5.416,9	17,6
PASSIVO CIRCULANTE - *CURRENT LIABILITIES*	1.248,4	1.095,0	(12,3)	970,9	1.095,0	12,8
- Fornecedores - *Suppliers*	172,0	183,7	6,8	161,5	183,7	13,7
- Salários e contribuições sociais - *Wages & social security*	79,0	78,7	(0,4)	47,1	78,7	67,1
- Impostos a pagar - *Taxes payable*	143,9	151,3	5,1	137,3	151,3	10,2
- Financiamentos - *Financing*	421,2	340,7	(19,1)	414,6	340,7	(17,8)
- Mútuos passivos - *Loan liabilities*	9,2	6,9	(25,0)	10,9	6,9	(36,7)
- Debêntures - *Debentures*	24,0	26,5	10,4	34,8	26,5	(23,9)
- Dividendos propostos - *Proposed dividends*	10,5	15,7	49,5	16,6	15,7	(5,4)
- Demais contas a pagar - *Other accounts payable*	388,6	291,5	(25,0)	148,1	291,5	96,8
EXIGÍVEL A LONGO PRAZO - *LONG-TERM LIABILITIES*	1.470,4	1.437,9	(2,2)	1.291,2	1.437,9	11,4
- Debêntures - *Debentures*	221,9	221,2	(0,3)	177,8	221,2	24,4
- Financiamentos - *Financing*	797,6	684,7	(14,2)	836,2	684,7	(18,1)
- Provisão de imposto de renda - *Provision for Income Tax*	3,8	4,3	13,2	5,0	4,3	(14,0)
- Outras contas a pagar - *Other accounts payable*	447,1	527,7	18,0	272,2	527,7	93,9
PARTICIPAÇÃO DE ACIONISTAS NÃO CONTROLADORES *STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*	238,4	263,6	10,6	207,1	263,6	27,3
PATRIMÔNIO LÍQUIDO - *NET EQUITY*	2.435,7	2.620,4	7,6	2.138,9	2.620,4	22,5

Quadro 5
Demonstração de Resultados do Exercício - Consolidados (não revisado)

Table 5
Statements of Earnings - Consolidated (not revised)

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	Δ %	2002 1º S	2003 1º S	Δ %
RECEITA BRUTA - *GROSS REVENUES*	1.185,5	1.192,0	0,5	1.782,8	2.377,5	33,4
DEDUÇÕES DE VENDAS - *SALES DEDUCTIONS*	(276,4)	(275,0)	(0,5)	(403,8)	(551,4)	36,6
Rec. líquida de vendas - MI - *Net sales revenues*	738,5	722,1	(2,2)	1.142,2	1.460,6	27,9
Rec. líquida de vendas - ME - *Net sales revenues*	170,6	194,9	14,2	236,8	365,5	54,3
TOTAL RECEITA LÍQUIDA DE VENDAS - *TOTAL NET SALES REVENUES*	909,1	917,0	0,9	1.379,0	1.826,1	32,4
Custo dos produtos vendidos - *Cost of products sold*	(492,2)	(525,0)	6,7	(764,5)	(1.017,2)	33,1
Depreciação e amortização - *Depreciation and amortization*	(32,6)	(33,5)	2,8	(66,2)	(66,1)	(0,2)
Total custo produtos vendidos - *Total cost of products sold*	(524,8)	(558,5)	6,4	(830,7)	(1.083,3)	30,4
LUCRO BRUTO - *GROSS PROFITS*	384,3	358,5	(6,7)	548,3	742,8	35,5
RECEITAS (DESPESAS) OPERACIONAIS - *OPERATING REVENUES (EXPENDITURES)*						
Com vendas - *On sales*	(38,7)	(44,7)	15,5	(58,7)	(83,4)	42,1
Gerais e administrativas - *Overhead and administrative*	(31,7)	(33,2)	4,7	(56,9)	(64,9)	14,1
Equivalência patrimonial - *Equity earnings*	21,0	33,6	60,0	10,4	54,6	425,0
Receitas (despesas) financeiras, líquidas - *Net financial revenues (expenditures)*	19,4	(15,7)		(56,9)	3,7	
Variação cambial - *Foreign exchange variation*	1,1	(13,9)		(31,1)	(12,8)	(58,8)
Outras receitas (despesas) operacionais - *Other operating revenues (expenditures)*	(54,5)	(35,9)	(34,1)	(63,5)	(90,4)	42,4
LUCRO OPERACIONAL - *OPERATING PROFITS*	300,9	248,7	(17,3)	291,6	549,6	88,5
Receitas (despesas) não operacionais, líquidas *Net non-operating revenues (expenditures)*	(10,7)	(27,1)	153,3	(37,0)	(37,8)	2,2
LUCRO ANTES DA CONTRIBUIÇÃO SOCIAL, IMPOSTO DE RENDA, ATRIBUIÇÕES ESTATUTÁRIAS E DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *PROFIT BEFORE SOCIAL SECURITY, INCOME TAX, STATUTORY PROVISIONS & STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*	290,2	221,6	(23,6)	254,6	511,8	101,0
IMPOSTO DE RENDA / CONTRIBUIÇÕES SOCIAIS *INCOME TAX / SOCIAL SECURITY*	(91,9)	29,5		(89,0)	(62,4)	(29,9)
LUCRO ANTES DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *PROFIT BEFORE STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*	198,3	251,1	26,6	165,6	449,4	171,4
PARTICIPAÇÃO ACIONISTA NÃO CONTROLADOR *STAKE HELD BY NON-CONTROLLING SHAREHOLDER*	(38,7)	(37,5)	(3,1)	(19,6)	(76,2)	288,8
LUCRO LÍQUIDO FINAL - *FINAL NET PROFITS*	159,6	213,6	33,8	146,0	373,2	155,6

A equivalência patrimonial positiva de R$ 54,6 milhões no 1º semestre de 2003 é basicamente representada pela Acindar.

O lucro líquido alcançou R$ 373 milhões no semestre, crescimento expressivo de 155,7% sobre o mesmo semestre do ano anterior. Para explicar este crescimento, temos que notar que o lucro líquido da Controladora foi de R$ 268 milhões. Esta diferença de R$ 105 milhões é basicamente explicada por R$ 99 milhões de constituição de crédito tributário, na BMPS, sobre o prejuízo fiscal de acordo com a Instrução CVM 371/2002, considerando apenas a expectativa de resultados da Usina de Juiz de Fora. Este reconhecimento de resultado na BMPS não afetou a equivalência patrimonial da Belgo "Controladora", porque o patrimônio líquido da BMPS ainda permanece negativo em R$ 33 milhões.

The equity earnings of R$ 54.6 million during the first six months of 2003 come largely from Acindar.

Net profits topped R$ 373 million during the half-year, up 155.7% over the same period the previous year. In order to explain this upsurge, it should be noted that the Parent Company posted net profits of R$ 268 million. The difference of R$ 105 million consists largely of R$ 99 million in tax credits for BMPS on the tax losses posted in compliance with CVM Instruction 371/2002 and considering only the expected earnings of the Juiz de Fora Mill. This recognition of the earnings posted by BMPS did not affect the equity earnings of the Belgo Parent Company because the net equity of BMPS still remains negative (- R$ 33 million).

Com o objetivo de facilitar a análise dos resultados futuros tendo em vista a nova estrutura das Empresas Belgo, estamos apresentando os Balanços e as Demonstrações de Resultado, Consolidados e do Setor de Siderurgia, relativos ao 1º semestre.

For easier analysis of future earnings and in view of the new structure of the Belgo Companies, the Balance Sheets and the Earnings, Consolidated and Steel Sector Statements are presented for the first half of the year.

Quadro 4 - Balanço Consolidado (não revisado)

Table 4 - Consolidated Balance Sheet (not revised)

Em R$ milhões - *R$ million*	2003		Δ %	2002	2003	Δ %
	1º T	2º T		1º S	1º S	
ATIVO - *ASSETS*	5.392,9	5.416,9	0,4	4.608,1	5.416,9	17,6
CIRCULANTE - *CURRENT ASSETS*	1.609,9	1.527,7	(5,1)	1.467,7	1.527,7	4,1
- Bancos e aplicações financeiras - *Banks and short-term financial investments*	461,0	356,8	(22,6)	496,6	356,8	(28,2)
- Mútuos ativos - *Loan assets*	4,2	25,1	497,6	12,2	25,1	105,7
- Contas a receber de clientes - *Accounts receivable - customers*	505,7	399,1	(21,1)	372,8	399,1	7,1
- Estoques - *Inventory*	504,7	581,6	15,2	417,5	581,6	39,3
- Impostos a recuperar - *Tax rebates*	102,2	137,8	34,8	115,1	137,8	19,7
- Demais contas a receber - *Other accounts receivable*	32,1	27,3	(15,0)	53,5	27,3	(49,0)
REALIZÁVEL A LONGO PRAZO - *LONG-TERM ASSETS*	1.092,8	1.143,4	4,6	700,9	1.143,4	63,1
- Impostos a recuperar - *Tax rebates*	119,0	217,9	83,1	137,7	217,9	58,2
- Mútuos ativos - *Loan assets*	35,2	34,9	(0,9)	193,0	34,9	(81,9)
- Aplicações financeiras - *Short-term financial investments*	220,8	196,3	(11,1)		196,3	
- Cauções e depósitos judiciais - *Bonds and deposits in escrow*	231,1	248,7	7,6	180,4	248,7	37,9
- Outras contas a receber - *Other accounts receivable*	486,7	445,6	(8,4)	189,8	445,6	134,8
PERMANENTE - *PERMANENT ASSETS*	2.690,2	2.745,8	2,1	2.439,5	2.745,8	12,6
- Investimentos em controladas - *Investments in subsidiary companies*	165,2	242,3	46,7	116,8	242,3	107,4
- Outros investimentos - *Other investments*	488,1	35,2	(92,8)	333,0	35,2	(89,4)
- Imobilizado - *Property, plant & equipment*	1.973,5	2.427,3	23,0	1.926,6	2.427,3	26,0
- Diferido - *Deferred*	63,4	41,0	(35,3)	63,1	41,0	(35,0)
PASSIVO - *LIABILITIES*	5.392,9	5.416,9	0,4	4.608,1	5.416,9	17,6
PASSIVO CIRCULANTE - *CURRENT LIABILITIES*	1.248,4	1.095,0	(12,3)	970,9	1.095,0	12,8
- Fornecedores - *Suppliers*	172,0	183,7	6,8	161,5	183,7	13,7
- Salários e contribuições sociais - *Wages & social security*	79,0	78,7	(0,4)	47,1	78,7	67,1
- Impostos a pagar - *Taxes payable*	143,9	151,3	5,1	137,3	151,3	10,2
- Financiamentos - *Financing*	421,2	340,7	(19,1)	414,6	340,7	(17,8)
- Mútuos passivos - *Loan liabilities*	9,2	6,9	(25,0)	10,9	6,9	(36,7)
- Debêntures - *Debentures*	24,0	26,5	10,4	34,8	26,5	(23,9)
- Dividendos propostos - *Proposed dividends*	10,5	15,7	49,5	16,6	15,7	(5,4)
- Demais contas a pagar - *Other accounts payable*	388,6	291,5	(25,0)	148,1	291,5	96,8
EXIGÍVEL A LONGO PRAZO - *LONG-TERM LIABILITIES*	1.470,4	1.437,9	(2,2)	1.291,2	1.437,9	11,4
- Debêntures - *Debentures*	221,9	221,2	(0,3)	177,8	221,2	24,4
- Financiamentos - *Financing*	797,6	684,7	(14,2)	836,2	684,7	(18,1)
- Provisão de imposto de renda - *Provision for Income Tax*	3,8	4,3	13,2	5,0	4,3	(14,0)
- Outras contas a pagar - *Other accounts payable*	447,1	527,7	18,0	272,2	527,7	93,9
PARTICIPAÇÃO DE ACIONISTAS NÃO CONTROLADORES *STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*	238,4	263,6	10,6	207,1	263,6	27,3
PATRIMÔNIO LÍQUIDO - *NET EQUITY*	2.435,7	2.620,4	7,6	2.138,9	2.620,4	22,5

Quadro 5
Demonstração de Resultados do Exercício - Consolidados (não revisado)

Table 5
Statements of Earnings - Consolidated (not revised)

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	Δ %	2002 1º S	2003 1º S	Δ %
RECEITA BRUTA - *GROSS REVENUES*	1.185,5	1.192,0	0,5	1.782,8	2.377,5	33,4
DEDUÇÕES DE VENDAS - *SALES DEDUCTIONS*	(276,4)	(275,0)	(0,5)	(403,8)	(551,4)	36,6
Rec. líquida de vendas - MI - *Net sales revenues*	738,5	722,1	(2,2)	1.142,2	1.460,6	27,9
Rec. líquida de vendas - ME - *Net sales revenues*	170,6	194,9	14,2	236,8	365,5	54,3
TOTAL RECEITA LÍQUIDA DE VENDAS - *TOTAL NET SALES REVENUES*	909,1	917,0	0,9	1.379,0	1.826,1	32,4
Custo dos produtos vendidos - *Cost of products sold*	(492,2)	(525,0)	6,7	(764,5)	(1.017,2)	33,1
Depreciação e amortização - *Depreciation and amortization*	(32,6)	(33,5)	2,8	(66,2)	(66,1)	(0,2)
Total custo produtos vendidos - *Total cost of products sold*	(524,8)	(558,5)	6,4	(830,7)	(1.083,3)	30,4
LUCRO BRUTO - *GROSS PROFITS*	384,3	358,5	(6,7)	548,3	742,8	35,5
RECEITAS (DESPESAS) OPERACIONAIS - *OPERATING REVENUES (EXPENDITURES)*						
Com vendas - *On sales*	(38,7)	(44,7)	15,5	(58,7)	(83,4)	42,1
Gerais e administrativas - *Overhead and administrative*	(31,7)	(33,2)	4,7	(56,9)	(64,9)	14,1
Equivalência patrimonial - *Equity earnings*	21,0	33,6	60,0	10,4	54,6	425,0
Receitas (despesas) financeiras, líquidas - *Net financial revenues (expenditures)*	19,4	(15,7)		(56,9)	3,7	
Variação cambial - *Foreign exchange variation*	1,1	(13,9)		(31,1)	(12,8)	(58,8)
Outras receitas (despesas) operacionais - *Other operating revenues (expenditures)*	(54,5)	(35,9)	(34,1)	(63,5)	(90,4)	42,4
LUCRO OPERACIONAL - *OPERATING PROFITS*	300,9	248,7	(17,3)	291,6	549,6	88,5
Receitas (despesas) não operacionais, líquidas *Net non-operating revenues (expenditures)*	(10,7)	(27,1)	153,3	(37,0)	(37,8)	2,2
LUCRO ANTES DA CONTRIBUIÇÃO SOCIAL, IMPOSTO DE RENDA, ATRIBUIÇÕES ESTATUTÁRIAS E DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *PROFIT BEFORE SOCIAL SECURITY, INCOME TAX, STATUTORY PROVISIONS & STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*	290,2	221,6	(23,6)	254,6	511,8	101,0
IMPOSTO DE RENDA / CONTRIBUIÇÕES SOCIAIS *INCOME TAX / SOCIAL SECURITY*	(91,9)	29,5		(89,0)	(62,4)	(29,9)
LUCRO ANTES DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *PROFIT BEFORE STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*	198,3	251,1	26,6	165,6	449,4	171,4
PARTICIPAÇÃO ACIONISTA NÃO CONTROLADOR *STAKE HELD BY NON-CONTROLLING SHAREHOLDER*	(38,7)	(37,5)	(3,1)	(19,6)	(76,2)	288,8
LUCRO LÍQUIDO FINAL - *FINAL NET PROFITS*	159,6	213,6	33,8	146,0	373,2	155,6

A equivalência patrimonial positiva de R$ 54,6 milhões no 1º semestre de 2003 é basicamente representada pela Acindar.

O lucro líquido alcançou R$ 373 milhões no semestre, crescimento expressivo de 155,7% sobre o mesmo semestre do ano anterior. Para explicar este crescimento, temos que notar que o lucro líquido da Controladora foi de R$ 268 milhões. Esta diferença de R$ 105 milhões é basicamente explicada por R$ 99 milhões de constituição de crédito tributário, na BMPS, sobre o prejuízo fiscal de acordo com a Instrução CVM 371/2002, considerando apenas a expectativa de resultados da Usina de Juiz de Fora. Este reconhecimento de resultado na BMPS não afetou a equivalência patrimonial da Belgo "Controladora", porque o patrimônio líquido da BMPS ainda permanece negativo em R$ 33 milhões.

The equity earnings of R$ 54.6 million during the first six months of 2003 come largely from Acindar.

Net profits topped R$ 373 million during the half-year, up 155.7% over the same period the previous year. In order to explain this upsurge, it should be noted that the Parent Company posted net profits of R$ 268 million. The difference of R$ 105 million consists largely of R$ 99 million in tax credits for BMPS on the tax losses posted in compliance with CVM Instruction 371/2002 and considering only the expected earnings of the Juiz de Fora Mill. This recognition of the earnings posted by BMPS did not affect the equity earnings of the Belgo Parent Company because the net equity of BMPS still remains negative (- R$ 33 million).

Quadro 6 - Destaques Financeiros - Consolidados *Table 2 - Financial Highlights - Consolidated*

	2003 1º T	2003 2º T	Δ %	2002 1º S	2003 1º S	Δ %
Lucro Operacional (EBIT) - *Operating Profits (EBIT)*	**259,6**	**244,8**	**(5,7)**	**370,3**	**504,4**	**36,2**
Geração de Caixa (EBITDA) - *Cash Flow Generation (EBITDA)*	**296,0**	**281,8**	**(4,8)**	**442,6**	**577,8**	**30,5**
Investimentos - *Investments*	78,7	112,4	42,8	99,5	191,1	92,1
Aumento (redução) capital de giro operacional *Increase (reduction) in operating working capital*	50,0	85,6		(25,3)	135,6	
Endividamento líquido - *Net debt*	749,5	663,7	(11,4)	769,5	663,7	(13,7)
Nº de empregados - *Employees*	7.003	7.003		7.036	7.003	(0,5)

Endividamento Líquido Consolidado (não revisado)

Consolidated Net Debt (not revised)

Na tabela abaixo, ilustramos a composição, o perfil e a moeda dos financiamentos da Companhia:

The Table below gives the composition, profile and currency of the financing taken out by the Company:

Quadro 7 - Composição do Endividamento *Table 7 - Debt Composition*

(R$ milhões) - *(R$ million)*	31/12/2002 Total	1º T 2003 Total	2º T 2003 Em R$	2º T 2003 US$ (1)	2º T 2003 Total
Belgo	203,3	193,4	259,3	(52,6)	206,7
BMPS(2), BMP, BMU e Itaúna	224,2	284,2	223,1	7,8	230,9
Trefilarias - *Wire plants*	47,7	57,3	50,7	2,0	52,7
Guilman-Amorim	246,9	221,2	(37,4)	211,3	173,9
Outras - *Others*	(46,9)	(6,6)	1,5	(1,9)	(0,4)
Total da Dívida Líquida - *Total Net Debt*	**675,2**	**749,5**	**497,2**	**166,6**	**663,8**
- Dívida de curto prazo (aplicação) - *Short-term debt (application)*	(107,7)	(10,8)	72,8	(80,5)	(7,7)
- Dívida de longo prazo - *Long-term debt*	782,9	760,3	424,4	247,1	671,5

(1) Valores expressos em Reais equivalentes, embora a dívida tenha sido contraída em US$

(2) No 2º trimestre de 2003

(1) Amounts expressed in equivalent Reais, although the debt was taken out in US$

(2) For the second quarter of 2003

O endividamento líquido consolidado diminuiu em R$ 11,4 milhões se considerado o valor registrado em 31/12/2002 de R$ 675,2 milhões e em R$ 85,7 milhões se considerado o valor registrado em 31/03/2003.

O endividamento líquido em moeda estrangeira representa 25,1% do total consolidado e concentra-se basicamente no financiamento do IFC para a Hidrelétrica Guilman-Amorim.

O índice de cobertura (dívida líquida de longo prazo dividida pelo EBITDA anualizado) consolidado é de apenas 0,57, o que demonstra o baixo nível de endividamento das Empresas Belgo.

Consolidated net debt shrank by R$ 11.4 million compared to the figure of R$ 675.2 million on December 31, 2002, and by R$ 85.7 million compared to the amount posted on March 31, 2003.

Net debt in foreign currency accounted for 25.1% of the consolidated total, consisting mainly of the IFC financing for the Guilman-Amorim hydropower complex.

The consolidated coverage rate (long-term net debt divided by the annualized EBITDA) is only 0.57, reflecting the low debt levels of the Belgo Companies.

As seguintes empresas estão consolidadas nas informações do Setor de Siderurgia: Belgo, BMPS, BMP, Itaúna, Belgopar e BMU.

Data on the following companies are consolidated in the Steel Sector: Belgo, BMPS, BMP, Itaúna, Belgopar and BMU.

Quadro 8 - Balanço do Setor de Siderurgia ***Table 8 - Balance Sheet - Steel Sector***

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	Δ %	2002 1º S	2003 1º S	Δ %
ATIVO - *ASSETS*	4.092,3	4.120,0	0,7	3.294,9	4.120,0	25,0
CIRCULANTE - *CURRENT ASSETS*	1.135,6	1.026,6	(9,6)	999,3	1.026,6	2,7
- Bancos e aplicações financeiras - *Banks and short-term financial investments*	396,5	277,7	(30,0)	412,0	277,7	(32,6)
- Mútuos ativos - *Loan assets*	4,0	23,6	490,0		23,6	
- Contas a receber de clientes - *Accounts receivable - customers*	266,6	164,5	(38,3)	149,4	164,5	10,1
- Estoques - *Inventory*	373,2	442,4	18,5	313,4	442,4	41,2
- Impostos a recuperar - *Tax rebates*	74,3	99,9	34,5	101,8	99,9	(1,9)
- Demais contas a receber - *Other accounts receivable*	21,0	18,5	(11,9)	22,7	18,5	(18,5)
REALIZÁVEL A LONGO PRAZO - *LONG-TERM ASSETS*	980,4	1.035,5	5,6	593,2	1.035,5	74,6
- Impostos a recuperar - *Tax rebates*	86,9	184,9	112,8	83,0	184,9	122,8
- Mútuos ativos - *Loan assets*	24,9	25,4	2,0	192,8	25,4	(86,8)
- Aplicações financeiras - *Short-term financial investments*	220,8	196,3	(11,1)		196,3	
- Cauções e depósitos judiciais - *Bonds and deposits in escrow*	175,0	189,0	8,0	135,0	189,0	40,0
- Outras contas a receber - *Other accounts receivable*	472,8	439,9	(7,0)	182,4	439,9	141,2
PERMANENTE - *PERMANENT ASSETS*	1.976,3	2.057,9	4,1	1.702,4	2.057,9	20,9
- Investimentos em controladas - *Investments in subsidiary companies*	86,2	168,7	95,7	54,9	168,7	207,3
- Outros investimentos - *Other investments*	461,3	33,6	(92,7)	301,9	33,6	(88,9)
- Imobilizado - *Property, plant & equipment*	1.368,7	1.817,6	32,8	1.287,7	1.817,6	41,2
- Diferido - *Deferred*	60,1	38,0	(36,8)	57,9	38,0	(34,4)
PASSIVO - *LIABILITIES*	4.092,3	4.120,0	0,7	3.294,9	4.120,0	25,0
PASSIVO CIRCULANTE - *CURRENT LIABILITIES*	959,2	789,2	(17,7)	673,6	789,2	17,2
- Fornecedores - *Suppliers*	151,6	166,3	9,7	144,3	166,3	15,2
- Salários e contribuições sociais - *Wages & social security*	60,9	60,3	(1,0)	31,5	60,3	91,4
- Impostos a pagar - *Taxes payable*	85,2	73,5	(13,7)	89,6	73,5	(18,0)
- Financiamentos - *Financing*	295,0	206,6	(30,0)	285,7	206,6	(27,7)
- Mútuos passivos - *Loan liabilities*	7,5	6,4	(14,7)	10,9	6,4	(41,3)
- Debêntures - *Debentures*	24,0	26,5	10,4	34,8	26,5	(23,9)
- Dividendos propostos - *Proposed dividends*	1,2	1,2		0,8	1,2	50,0
- Demais contas a pagar - *Other accounts payable*	333,8	248,4	(25,6)	76,0	248,4	226,8
EXIGÍVEL A LONGO PRAZO - *LONG-TERM LIABILITIES*	1.200,8	1.203,4	0,2	1.016,5	1.203,4	18,4
- Debêntures - *Debentures*	221,9	221,2	(0,3)	177,8	221,2	24,4
- Financiamentos - *Financing*	578,6	503,1	(13,0)	613,0	503,1	(17,9)
- Provisão de imposto de renda - *Provision for Income Tax*	3,6	3,6		4,4	3,6	(18,2)
- Outras contas a pagar - *Other accounts payable*	396,7	475,5	19,9	221,3	475,5	114,9
PARTICIPAÇÃO DE ACIONISTAS NÃO CONTROLADORES *STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*		0,5			0,5	
PATRIMÔNIO LÍQUIDO - *NET EQUITY*	1.932,3	2.126,9	10,1	1.604,8	2.126,9	32,5

Quadro 9
Demonstração de Resultados do Exercício - Setor de Siderurgia

Table 9
Statements of Earnings - Steel Sector

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	Δ %	2002 1º S	2003 1º S	Δ %
RECEITA BRUTA - *GROSS REVENUES*	705,1	732,0	3,8	1.051,8	1.437,1	36,6
DEDUÇÕES DE VENDAS - *SALES DEDUCTIONS*	(175,5)	(176,8)	0,7	(253,8)	(352,3)	38,8
Rec. líquida de vendas - MI - *Net sales revenues*	413,9	403,9	(2,4)	640,3	817,8	27,7
Rec. líquida de vendas - ME - *Net sales revenues*	115,7	151,3	30,8	157,7	267,0	69,3
TOTAL RECEITA LÍQUIDA DE VENDAS - *TOTAL NET SALES REVENUES*	529,6	555,2	4,8	798,0	1.084,8	35,9
Custo dos produtos vendidos - *Cost of products sold*	(261,9)	(298,8)	14,1	(372,0)	(560,7)	50,7
Depreciação e amortização - *Depreciation and amortization*	(18,1)	(18,8)	3,9	(37,1)	(36,9)	(0,5)
Total custo produtos vendidos - *Total cost of products sold*	(280,0)	(317,6)	13,4	(409,1)	(597,6)	46,1
LUCRO BRUTO - *GROSS PROFITS*	249,6	237,6	(4,8)	388,9	487,2	25,3
RECEITAS (DESPESAS) OPERACIONAIS - *OPERATING REVENUES (EXPENDITURES)*						
Com vendas - *On sales*	(29,3)	(33,8)	15,4	(41,5)	(63,1)	52,0
Gerais e administrativas - *Overhead and administrative*	(20,7)	(22,3)	7,7	(39,0)	(43,0)	10,3
Equivalência patrimonial - *Equity earnings*	14,9	36,4	144,3	(0,9)	51,3	
Receitas (despesas) financeiras, líquidas - *Net financial revenues (expenditures)*	21,6	(10,8)		(68,4)	10,8	
Variação cambial - *Foreign exchange variation*	(11,0)	(43,2)	292,7	19,7	(54,2)	
Outras receitas (despesas) operacionais - *Other operating revenues (expenditures)*	(44,5)	(22,6)	(49,2)	(47,9)	(67,1)	40,1
LUCRO OPERACIONAL - *OPERATING PROFITS*	180,6	141,3	(21,8)	210,9	321,9	52,6
Receitas (despesas) não operacionais, líquidas *Net non-operating revenues (expenditures)*	(11,4)	(27,5)	141,2	(35,1)	(38,9)	10,8
LUCRO ANTES DA CONTRIBUIÇÃO SOCIAL, IMPOSTO DE RENDA, ATRIBUIÇÕES ESTATUTÁRIAS E DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *PROFIT BEFORE SOCIAL SECURITY, INCOME TAX, STATUTORY PROVISIONS & STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*	169,2	113,8	(32,7)	175,8	283,0	61,0
IMPOSTO DE RENDA / CONTRIBUIÇÕES SOCIAIS *INCOME TAX / SOCIAL SECURITY*	(62,5)	51,1		(66,4)	(11,4)	(82,8)
LUCRO ANTES DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *PROFIT BEFORE STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*	106,7	164,9	54,5	109,4	271,6	148,3
PARTICIPAÇÃO ACIONISTA NÃO CONTROLADOR *STAKE HELD BY NON-CONTROLLING SHAREHOLDER*						
LUCRO LÍQUIDO FINAL - *FINAL NET PROFITS*	106,7	164,9	54,5	109,4	271,6	148,3

Quadro 10 - Destaques Financeiros - Setor de Siderurgia / ***Table 10 - Financial Highlights - Steel Sector***

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	Δ %	2002 1º S	2003 1º S	Δ %
Lucro Operacional (EBIT) - ***Operating Profits (EBIT)***	**155,2**	**158,8**	**2,3**	**260,4**	**314,0**	**20,6**
Geração de Caixa (EBITDA) - ***Cash Flow Generation (EBITDA)***	**176,6**	**180,8**	**2,4**	**302,6**	**357,4**	**18,1**
Investimentos - *Investments*	62,4	92,9	48,9	76,3	155,3	103,5
Aumento (redução) capital de giro operacional *Increase (reduction) in operating working capital*	0,2	79,9		(70,0)	80,1	
Endividamento líquido - *Net debt*	477,7	437,6	(8,4)	514,4	437,6	(14,9)
Nº de empregados - *Employees*	4.187	4.223	0,9	4.151	4.223	1,7

Dados Consolidados do Setor de Trefilarias
(não revisado)

Consolidated Data - Wires Sector
(not revised)

Quadro 11 - Dados Selecionados - BBA + Jossan + BMB / ***Table 11 - Selected Data - BBA + Jossan + BMB***

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	Δ %	2002 1º S	2003 1º S	Δ %
Receita Bruta - *Gross Revenues*	450,6	428,4	(4,9)	640,2	879,0	37,3
Receita Líquida - ***Net Revenues***	**351,9**	**332,5**	**(5,5)**	**495,8**	**684,4**	**38,0**
Mercado interno - *Domestic market*	298,7	291,1	(2,5)	453,3	589,8	30,1
Mercado externo - *Exports*	53,2	41,4	(22,2)	42,5	94,6	122,6
Lucro Operacional (EBIT) - ***Operating Profits (EBIT)***	**88,6**	**71,9**	**(18,8)**	**94,4**	**160,5**	**70,0**
Receitas (despesas) financeiras - *Financial revenues (expenditures)*	(2,4)	(5,2)	116,7		(7,6)	
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	(2,0)	(5,5)	175,0	(6,0)	(7,5)	25,0
Equivalência patrimonial - *Equity earnings*	6,1	(2,8)		11,2	3,3	(70,5)
Lucro Líquido - ***Net Profit***	**71,7**	**45,8**	**(36,1)**	**76,2**	**117,5**	**54,2**
Parcela do grupo - *Group portion*	41,0	25,5	(37,8)	44,8	66,5	48,4
Geração de Caixa (EBITDA) - ***Cash Flow Generation (EBITDA)***	**100,4**	**83,8**	**(16,5)**	**116,8**	**184,2**	**57,7**
Investimentos - *Investments*	8,7	11,6	33,3	10,8	20,3	88,0
Endividamento líquido - *Net debt*	57,2	52,7	(7,9)	53,1	52,7	(0,8)
Nº de empregados - *Employees*	2.199	2.185	(0,6)	2.251	2.185	(2,9)

As análises comparativas dos semestres de 2003 e 2002 são positivas em 38% no aumento da receita líquida, em 70% e em 57,7% no crescimento do lucro operacional (EBIT) e da geração de caixa (EBITDA) e, em 54,2% na melhora do lucro líquido.

O mesmo não ocorreu na comparação dos dois trimestres de 2003, quando se registrou um decréscimo de 5,5% na receita líquida, de 18% no lucro operacional e 16,5% na geração de caixa (EBITDA) e de 36,1% no lucro líquido.

The comparative analyses covering the first six months of 2003 and 2002 show a 38% increase in net revenues, with operating profits (EBIT) and cash flow generation (EBITDA) up 70% and 57.7% respectively, and a 54.2% rise in net profits.

This trend is not repeated in the comparison of the two quarters of 2003, with a 5.5% dip in net revenues, operating profits and cash flow generation (EBITDA) down 18% and 16.5% respectively, and a 36.1% drop in net profits.

Controladora
Parent Company
1° semestre
1st half-year

Receita líquida
Net revenues

+ 34,8%
R$ 1.012,4 milhões
R$ 1.012,4 million

Margem operacional
Operating margin

25,0%
R$ 253,2 milhões
R$ 253,2 million

Margem EBITDA
EBITIDA margin

29,0%
R$ 293,6 milhões
R$ 293,6 million

ROCE

+ 26,3%

No 1º semestre de 2003 foram negociadas na BOVESPA 52,0 milhões de Ações Ordinárias (BELG3) e 342,6 milhões de Ações Preferenciais (BELG4).

O total de transações montou a R$ 161,8 milhões, em 2.744 negócios.

O número de negócios com ações preferenciais da Belgo registrou um aumento de 41,5% em relação ao 1º semestre de 2002.

No 1º semestre, as ações Ordinárias tiveram uma valorização de 16,3% e as Preferenciais uma valorização de 29,4%, sem se considerar os juros sobre capital pagos em fevereiro de 2003. No mesmo período o índice Bovespa valorizou-se em 15,1%.

O valor de mercado da Belgo em 31/06/2003 era de R$ 3.154,3 milhões, contra R$ 2.580,1 milhões em 31/12/2002.

During the first six months of 2003, 52.0 million Common Shares (BELG3) and 342.6 million Preferred Shares (BELG4) were traded on the São Paulo Exchange (BOVESPA).

The total amount of these transactions topped R$ 161.8 million in 2,744 trades.

Trading in Belgo Preferred Shares increased by 41.5% over the first six months of 2002.

During the first half of the year, the stock prices for Belgo Common Shares increased by 16.3% while its Preferred Shares increased by 29.4%, not including the interest on equity paid out in February 2003. The São Paulo Exchange (BOVESPA) Index rose by 15.1% over the same period.

The market value of Belgo on June 31, 2003 was R$ 3,154.3 million, compared to R$ 2,580.1 million on December 31, 2002.

Quadro 12 - Informações de Mercado — ***Table 12 - Market Information***

	1998	1999	2000	2001	2002	30/06/2003
Cotações de Fechamento - *Closing Prices*						
R$ / lote de 1000 ações - *R$ / 1,000 shares*						
Ações Ordinárias Escriturais (OE) - *Book-Entry Common Shares (OE)*	78,00	112,00	129,00	130,00	359,50	418,00
Ações Preferenciais Escriturais (PE) - *Book-Entry Preferred Shares (PE)*	37,00	120,00	130,99	146,67	370,00	478,76
Valor de Mercado - *Market Value*						
R$ milhões - *R$ million*	272,2	780,2	878,0	926,8	2.580,1	3.154,3
Patrimônio Líquido - *Net Equity*						
Por lote de 1000 ações - *Per 1,000 shares*	241,81	213,20	279,77	296,60	323,34	362,32

Jota campelo

BELGO
Grupo Arcelor

Companhia Siderúrgica Belgo-Mineira

Atendimento aos Acionistas

Transfer Agent and Register

Para o exercício de seus direitos e obtenção de informações sobre a posição de ações, os acionistas são atendidos nas agências do Banco Itaú S/A.

Transfer and register services for our shareholders are available trough the branches of Banco Itaú S/A.

Diretoria de Relações com Investidores

Investors Relations

Avenida Carandaí, 1115 - 24º andar
30130-915 - Belo Horizonte - MG - Brasil
Telefone (55 31) 3219-1245 / 3219-1240 Fax (55 31) 3219-1358
e-mail: invrel@belgo.com.br

Sede e Escritório Central Administrativo

Headquarters and Central Office

Av. Carandaí, 1115 - 18º ao 26º andar
30130-915 - Belo Horizonte - MG - Brasil
Telefone (55 31) 3219-1122 Fax (55 31) 3273-2927

www.belgo.com.br